Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP INTERCEPTS 18.8 METRES TRUE WIDTH GRADING 368 G/T SILVER AND 1.78 PERCENT LEAD AT THE LM MINE WEST, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – January 31, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results from its underground diamond drilling program for the second half of 2012 at the LM Mine West (“LM West”), Ying Mining District, Henan Province, China. A total of 43,709 metres (“m”) of drilling in 123 holes was completed from January 1, 2012 to December 31, 2012 at LM West.

Highlights of selected intercepts:

  Hole ZKX03S31 intercepted a 19.13m interval, 18.80m true width, of Vein LM7 grading 368 grams per tonne (“g/t”) silver (“Ag”) and 1.78% lead (“Pb”) at the 863m elevation, including an interval of 8.10m, 7.95m true width, grading 788g/t Ag and 3.60% Pb;

  Hole ZKX3404 intercepted a 10.44m interval, 6.44m true width, of Vein LM17 grading 369g/t Ag and 1.70% Pb at the 599m elevation, including an interval of 2.45m, 1.51m true width, grading 1,323g/t Ag and 6.28% Pb;

  Hole ZKX0808 intercepted a 3.53m interval, 3.05m true width, of Vein LM12-2 branch grading 335g/t Ag, 2.23% Pb and 0.51% zinc (“Zn”) at the 603m elevation, including an interval of 0.67m, 0.58m true width, grading 1,456g/t Ag, 10.11% Pb and 1.92% Zn; and

  Hole ZKX1532 intercepted a 3.17m interval, 2.14m true width, of Vein W5 grading 427g/t Ag, 2.32% Pb and 0.49% Zn the 831m elevation, including an interval of 1.02m, 0.69m true width, grading 1,324g/t Ag, 6.81% Pb and 1.47% Zn.

Underground drilling was conducted from near surface tunnels between the 900m and 950m elevations and was mainly focused on major mineralized vein structures LM7, LM8, LM10, LM11, LM12, LM13, LM14, LM16, LM17, W5 and W6 as well as their parallel structures to expand and upgrade the previously defined mineralization zones within these mineralized vein structures. Drill results from the first half of 2012 were released on August 20, 2012.

The drilling strategy in the second half of 2012 was revised; instead of focusing on step out drilling at depths below the 600m elevation the Company began testing the lateral extensions of the mineralization zones and in-fill drilling at shallow depth or the upper portions (i.e. above the 600m elevation) of the major vein structures. These results are from areas that are accessible from existing mining development.

A total of 24,214m of drilling in 76 holes was completed from July 1 to December 31, 2012. As of December 31, 2012, assay results for 59 holes were received, 10 of which are for holes completed in the first half of 2012 and assay results for 27 holes are pending. Of the 59 holes with assay results, 25 holes have intercepted significant silver-lead-zinc mineralization and the remainder intercepted mineralization and alteration structures. Table 1 below lists assay results for these 25 holes that intercepted significant mineralization at LM West.

Table 1: Selected drill hole results from the LM Mine West

Hole ID	From	To	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Vein
ZKX0804	61.04	63.06	892	2.02	1.81	366	0.67	0.07	0.03	LM12
ZKX1133	132.55	134.88	843	2.33	1.4	154	1.35	0.24	0.03	New Zone
	361.52	362.5	704	0.98	0.61	131	0.60	0.65	0.03	W5
ZKX11322	294.52	295.42	789	0.9	0.7	15	2.63	0.83	0.03	New Zone
	524.02	524.62	622	0.6	0.48	367	1.78	0.18	0.03	LM16
ZKX1724	572.53	573.53	369	1	0.73	207	1.20	0.32	0.52	LM7
ZKX10805	90.53	91.62	890	1.09	0.67	237	0.57	0.04	0.03	New Zone
	390.85	391.5	615	0.65	0.42	92	1.79	0.28	0.00	LM8
ZKX0408	72.77	73.61	863	0.84	0.56	105	3.54	0.03	0.00	LM12_1
ZKX1742	284.87	287.6	744	2.73	1.66	45	13.42	0.08	0.00	W5
ZKX3403	133.26	134.35	907	1.09	1.03	130	1.89	0.27	0.05	LM16-Branch
	175.46	177.53	880	2.07	1.96	90	1.60	0.06	1.08	LM16_1
ZKX0807	64.07	64.38	890	0.31	0.29	215	0.41	0.15	0.05	LM10W
ZKX11011	424.94	426.03	751	1.09	0.73	105	0.35	0.11	<0.05	W6
ZKX3404	408.01	418.45	599	10.44	6.44	369	1.70	0.13	0.13	LM17
Including	410.46	412.91	597	2.45	1.51	1323	6.28	0.34	0.46
ZKX10421	324.74	325.43	705	0.69	0.54	257	0.33	2.03	0.02	LM7
ZKXG1941	183.44	184.45	821	1.01	0.78	448	0.45	0.31	0.02	W5-Branch
	263.54	265.76	783	2.22	1.69	24	3.31	0.07	0.02	W5
ZKX1125	143.1	150.32	798	7.22	2.58	262	0.70	0.16	0.00	LM12E
Including	148.38	150.32	793	1.94	0.7	835	0.67	0.28	0.00
ZKX1127	245.01	246.26	868	1.25	1.06	50	2.23	0.49	0.03	LM7
ZKX3405	185.62	192.98	808	7.36	1.95	209	2.76	0.11	0.00	LM16
ZKX0808	414.97	418.5	603	3.53	3.05	335	2.23	0.51	0.03	LM12_2-Branch
Including	415.78	416.45	602	0.67	0.58	1456	10.11	1.92	0.03
	428.68	430.02	592	1.34	1.16	671	3.19	0.41	0.03	LM12_2
	457.18	458.27	569	1.09	0.95	221	1.23	0.79	0.03	LM12_1
	481.99	483.97	550	1.98	1.71	1287	6.42	0.89	0.08	LM12

Hole ID	From	To	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Vein
Including	483.42	483.97	549	0.52	0.48	2250	0.25	0.07	0.22
ZKX1532	233.57	236.74	831	3.17	2.14	427	2.32	0.49	0.03	W5
Including	235.72	236.74	830	1.02	0.69	1324	6.81	1.47	0.03
ZKX10221	86.59	87.6	900	1.01	0.78	42	4.56	0.04	0.03	T24
	170.2	171.23	834	1.03	0.79	62	1.80	0.19	0.35	T24E
	365.16	366.16	680	1	0.8	29	2.09	0.01	0.03	LM8_1
	495.75	496.73	578	0.98	0.78	8	2.81	0.04	0.03	LM8
ZKX10806	125.83	126.78	920	0.95	0.94	134	1.98	0.02	0.00	LM8_4
	252.74	253.24	868	0.5	0.49	142	0.15	0.02	0.00	LM8
ZKX0809	77.37	77.95	865	0.58	0.44	142	1.48	0.84	0.00	LM25
	466.93	468.2	517	1.27	0.97	66	1.63	0.24	0.00	LM12_1
	517.74	519.56	471	1.82	1.39	12	2.64	0.26	0.00	LM12-Branch
ZKX0522	80.84	81.96	842	1.12	1	9.93	0.37	0.00	2.39	LM22
ZKX1326	177.44	178.42	762	0.98	0.81	298	0.46	0.22	5.68	LM7-Branch
	262.81	264.91	681	2.1	1.73	15	0.46	0.10	2.41	LM7
ZKX0006	352.21	353.22	754	1.01	0.93	120	0.16	0.07	0.00	LM12
	368.71	369.84	747	1.13	1.04	284	2.01	0.18	0.00	LM12-Branch
	397.51	398.41	736	0.9	0.83	43	4.19	0.22	0.00	LM12E
ZKX03S31	109.03	128.16	863	19.13	18.8	368	1.78	0.08	0.00	LM7
Including	116.61	124.71	859	8.1	7.95	788	3.60	0.16	0.00

A 29,000m underground drilling program is planned in 2013 for the LM Mine West which will continue the present focus on assessing major vein structures which are accessible from existing mining development, drilling the lateral extensions of the mineralization zones and in-fill drilling at shallow depth, or the upper portions (i.e. above the 600m elevation) of the vein structures.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, China, 226 km northeast of Beijing, an ISO9000 certified analytical lab. Sample is dried and crushed to minus 1mm and then split to a 200g to300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample lengths range from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.